Exhibit 99.1

Aeterna Zentaris
Third Quarter 2013

Management's Discussion and Analysis
of Financial Condition and Results of Operations
Highlights
Zoptarelin Doxorubicin (AEZS-108)

▪
On July 31, 2013, we announced the initiation of patient dosing in the Phase 3 "ZoptEC" (Zoptarelin doxorubicin in Endometrial Cancer) trial in women with endometrial cancer resistant to platinum/taxane-based chemotherapy. This is an open-label, randomized, multicenter trial conducted in North America, Europe and other territories under a Special Protocol Assessment ("SPA"). The trial will compare zoptarelin doxorubicin with doxorubicin as a second line therapy for locally-advanced, recurrent or metastatic endometrial cancer. The trial will involve approximately 500 patients and the primary efficacy endpoint is improvement in median Overall Survival ("OS"). Selected as the contract clinical development organization, Ergomed Clinical Research Ltd. ("Ergomed") has agreed to assume 30% (up to $10 million) of the clinical and regulatory costs for this trial.

Macimorelin Acetate (AEZS-130)

▪
On November 4, 2013, subsequent to quarter-end, we submitted a New Drug Application ("NDA") to the United States Food and Drug Administration ("FDA") for macimorelin acetate for the evaluation of Adult Growth Hormone Deficiency ("AGHD"). Phase 3 data have demonstrated that the compound has the potential to become the first orally-approved product for the evaluation of AGHD, with accuracy comparable to available testing procedures.

Cetrotide® Manufacturing Rights

▪
On October 1, 2013, subsequent to quarter-end, we successfully completed the transfer and service agreement and concurrent agreements with various partners and licensees with respect to the manufacturing rights for Cetrotide®, currently marketed by a subsidiary of Merck KGaA of Darmstadt, Germany ("Merck Serono") for therapeutic use as part of in vitro fertilization programs. The principal outcome of these agreements is the transfer of manufacturing rights and the grant of a license to Merck Serono for the manufacture, testing, assembling, packaging, storage and release of Cetrotide® in all territories in exchange for an upfront payment of €2.5 million (approximately $3.3 million).

In November 2008, we had monetized our Cetrotide® royalty stream to HealthCare Royalty Partners L.P. (formerly Cowen Healthcare Royalty Partners L.P.) for $52.5 million.
Effective October 2013, we have ceased generating revenue both from the manufacturing rights and from the royalties on sales (excluding revenue from transfer of remaining inventory) of Cetrotide®.
"At-the-Market" Issuance Program

▪
Between May 21, 2013 and November 5, 2013, we sold a total of approximately 1.5 million common shares under our At-the-Market ("ATM") sales program at an average price of $1.80 per share, for aggregate gross proceeds of approximately $2.7 million. This includes approximately 0.8 million common shares at an average price of $1.50 per share, for aggregate gross proceeds of approximately $1.2 million between July 1 and November 5, 2013.

This ATM allows the Company to sell up to a maximum of 2.5 million of our common shares through ATM issuances on the NASDAQ Capital Market® (the "NASDAQ") for aggregate gross proceeds not to exceed $4.6 million.
Registered Direct Offering

▪
On July 30, 2013, we completed a registered direct offering of 5.2 million units at a purchase price of $1.50 per unit (the "Offering"), generating net proceeds of approximately $7.0 million. Each unit consisted of one common share and 0.5 of a warrant to purchase one common share. Each warrant is exercisable at any time after January 30, 2014 for a period of five years from the date of issuance at an exercise price of $1.85 per share.

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Aeterna Zentaris
Third Quarter MD&A - 2013

Listing Transfer to NASDAQ Capital Market

▪
On August 28, 2013, we announced that our request to transfer our listing to the NASDAQ Capital Market® from the NASDAQ Global Market® had been approved by the NASDAQ Listing Qualifications Staff. Our common shares started trading on the NASDAQ Capital Market® on August 29, 2013.

Appointment of Chief Commercial Officer and Reaffirmation of New Strategic Vision

▪
On November 1, 2013, we announced the appointment of Jude Dinges as our Senior Vice President, Chief Commercial Officer. Mr. Dinges will be responsible for all activities regarding the potential commercial launch of macimorelin acetate in AGHD, as well as identifying future commercial opportunities for the Company.

▪	Over the last few months, we have focused our efforts on our new strategic vision of becoming a specialty biopharmaceutical commercially operating company.
Focus on the successful development and commercialization of our pipeline:

◦	Macimorelin acetate (AEZS-130)

•	Submission of NDA to the FDA as the first approved oral product for the evaluation of AGHD

•	Preparation for its commercial launch (sales and marketing strategy)

•	Commercial launch and brand development

◦	Zoptarelin doxorubicin (AEZS-108)

•	Increased efforts regarding patient enrollment for Phase 3 ZoptEC trial in women with endometrial cancer resistant to platinum/taxane-based chemotherapy

•	Co-development agreement with Ergomed as Contract Research Organization ("CRO") who has agreed to assume 30% of external costs of the trial (up to $10 million)

◦	AEZS-120

•	Approval from Danish regulatory authorities for a Phase 1 proof-of-concept trial as an oral prostate cancer vaccine

•	Initiation of a Phase 1 clinical trial
Focus on successful in-/out-licensing and acquisition opportunities:

◦	Identification of companies with already marketed products

◦	Integration of commercial activities

◦	Leveraging of sales force

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Aeterna Zentaris
Third Quarter MD&A - 2013

Introduction
This Management's Discussion and Analysis ("MD&A") provides a review of the results of operations, financial condition and cash flows of Aeterna Zentaris Inc. for the three-month and nine-month periods ended September 30, 2013. In this MD&A, "Aeterna Zentaris", the "Company", "we", "us", "our" and the "Group" mean Aeterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company's unaudited interim condensed consolidated financial statements as at September 30, 2013 and for the three-month and nine-month periods ended September 30, 2013 and 2012 (the "interim consolidated financial statements").
All amounts in this MD&A are presented in U.S. dollars, except for share, option and warrant data, per share and per warrant data and as otherwise noted.
All shares, options and share purchase warrants as well as per share, option and share purchase warrant information for periods preceding October 2, 2012 have been adjusted, including proportionate adjustments being made to each stock option and share purchase warrant exercise price, to reflect and give effect to the Company's six-to-one share consolidation effected on such date.
About Forward-Looking Statements
This document contains forward-looking statements, which reflect our current expectations regarding future events. Forward-looking statements may include words such as "anticipate", "assuming", "believe", "could", "expect", "foresee", "goal", "guidance", "intend", "may", "objective", "outlook", "plan", "seek", "should", "strive", "target" and "will".
Forward-looking statements involve risks and uncertainties, many of which are discussed in this MD&A. Results or performance may differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by regulatory authorities such as the FDA, the European Medicines Agency, the Therapeutic Products Directorate of Health Canada or any other organization responsible for enforcing regulations in the pharmaceutical industry.
Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on any forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.
About Material Information
This MD&A includes information that we believe to be material to investors after considering all circumstances, including potential market sensitivity. We consider information and disclosures to be material if they result in, or would reasonably be expected to result in, a significant change in the market price or value of our securities, or where it is likely that a reasonable investor would consider the information and disclosures to be important in making an investment decision.
The Company is a reporting issuer under the securities legislation of all of the provinces of Canada, and its securities are registered with the United States Securities and Exchange Commission. The Company is therefore required to file or furnish continuous disclosure information such as interim and annual financial statements, MD&A, proxy circulars, annual reports on Form 20-F, material change reports and press releases with the appropriate securities regulatory authorities. Copies of these documents may be obtained free of charge upon request from the Company's Investor Relations department or on the Internet at the following addresses: www.aezsinc.com, www.sedar.com and www.sec.gov.

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Aeterna Zentaris
Third Quarter MD&A - 2013

Company Overview
Aeterna Zentaris Inc. (NASDAQ: AEZS and TSX: AEZ) is a specialty biopharmaceutical company engaged in developing novel treatments in oncology and endocrinology. The Company's pipeline encompasses compounds from drug discovery to regulatory approval.
Over the years, the Company has incurred operating losses, having invested significantly in our research and development ("R&D") activities, as well as supporting our general and administrative expenses. We have financed our operations through different sources including the issuance of common shares and warrants, the conclusion of strategic alliances with licensee partners and other collaborators as well as through research and development ("R&D") grants awarded by governmental agencies. The Company expects to continue to incur operating expenses and may require significant capital to fulfill its future obligations in absence of sufficient corresponding revenues. See the capital disclosures and the liquidity risk sections below.
In oncology, we have an ongoing Phase 3 ZoptEC trial in endometrial cancer under an SPA with zoptarelin doxorubicin, a doxorubicin Luteinizing Hormone-Releasing Hormone ("LHRH")-targeted conjugate compound. We have successfully completed a Phase 2 trial in advanced endometrial and advanced ovarian cancer with this compound. Phase 2 investigator-driven trials are advancing with zoptarelin doxorubicin in triple-negative breast cancer and castration- and taxane-resistant prostate cancer.
Our oncology pipeline also encompasses other earlier-stage programs, including AEZS-112, an oral anticancer agent which involves three mechanisms of action (tubulin, topoisomerase II and angiogenesis inhibition), which has completed a Phase 1 trial in advanced solid tumors and lymphoma. Additionally, several novel targeted anticancer candidates such as AEZS-120, a live recombinant oral tumor vaccine candidate, as well as our PI3K/Erk inhibitors, including AEZS-129 and AEZS-136, are currently in preclinical development.
In endocrinology, we have submitted an NDA in the United States for the registration of macimorelin acetate, an oral ghrelin agonist, as an inducer of growth hormone release for the evaluation of AGHD. A Phase 3 trial under an SPA with the FDA has been completed in this indication. Furthermore, macimorelin acetate is in a Phase 2A investigator-driven trial for the treatment of cancer-induced cachexia.

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Aeterna Zentaris
Third Quarter MD&A - 2013

Current Pipeline

Discovery	Preclinical	Phase 1	Phase 2	Phase 3	NDA
~120,000 compound library	AEZS-120 Prostate cancer vaccine (oncology) AEZS-129 and 136 PI3K/Erk inhibitors(oncology) AEZS-137 (disorazol Z) (oncology) AEZS-138 (LHRH- disorazol Z) (oncology)	AEZS-112 (oncology) (completed)
Zoptarelin doxorubicin (AEZS-108)
•  Triple-negative breast cancer
•  Ovarian cancer (completed)
•  Castration- and taxane-resistant prostate cancer
Ozarelix (sponsored by Spectrum)
•  Prostate cancer
Macimorelin acetate (AEZS-130)
•  Therapeutic in cancer cachexia
Perifosine (sponsored by Yakult Honsha)
(Phase 1/2)
•  Neuroblastoma
•  Glioma
•  Pediatric solid tumors
				Zoptarelin doxorubicin (AEZS-108) • Endometrial cancer	Macimorelin acetate (AEZS-130) • Evaluation of adult growth hormone deficiency (endocrinology)

Licensee Partners and Territories by Product
Ozarelix:
Spectrum Pharmaceuticals, World (ex-Japan, Korea and other Asian countries) – Handok Pharmaceuticals, Korea and other Asian countries for benign prostatic hyperplasia indication – Nippon Kayaku, Japan for oncology indications
Perifosine:
Yakult Honsha, Japan – Handok Pharmaceuticals, Korea – Hikma Pharmaceuticals, Middle East/North Africa

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Aeterna Zentaris
Third Quarter MD&A - 2013

Key Developments for the Three and Nine Months Ended September 30, 2013
Interim Consolidated Statements of Comprehensive Income (Loss) Information

(Unaudited)	Three months ended September 30,		Nine months ended September 30,
(in thousands, except share and per share data)	2013	2012	2013	2012
	$	$	$	$
Revenues
Sales and royalties	20,834	6,826	60,794	22,373
License fees and other	225	313	6,951	1,747
	21,059	7,139	67,745	24,120
Operating expenses
Cost of sales	8,860	5,556	26,982	19,331
Research and development costs, net of refundable tax credits and grants	6,230	4,342	15,947	15,081
Selling, general and administrative expenses	2,976	2,921	12,618	9,776
	18,066	12,819	55,547	44,188
Income (loss) from operations	2,993	(5,680)	12,198	(20,068)
Finance income	1,384	34	3,567	6,603
Finance costs	(535)	(908)	(707)	—
Net finance income (costs)	849	(874)	2,860	6,603
Net income (loss)	3,842	(6,554)	15,058	(13,465)
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss
Foreign currency translation adjustments	550	(97)	649	(300)
Comprehensive income (loss)	4,392	(6,651)	15,707	(13,765)
Net income (loss) per share
Basic	0.13	(0.35)	0.56	(0.74)
Diluted	0.13	(0.35)	0.56	(0.74)
Weighted average number of shares outstanding
Basic	29,627,222	18,703,023	26,848,668	18,295,555
Diluted	29,627,222	18,703,023	26,848,668	18,295,555

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Aeterna Zentaris
Third Quarter MD&A - 2013

Revenues
Revenues were derived primarily from sales and royalties as well as from license fees. Sales were derived from Cetrotide® (cetrorelix acetate solution for injection), marketed for reproductive health assistance for in vitro fertilization, as well as from active pharmaceutical ingredients. Royalties were derived indirectly from net sales of Cetrotide® and represent the periodic amortization of the proceeds received in connection with the 2008 sale to HealthCare Royalty Partners L.P. (formerly Cowen Healthcare Royalty Partners L.P.) ("HC Royalty") of the underlying Cetrotide® royalty stream.
License fees include periodic milestone payments, R&D contract fees and the amortization of upfront payments received from our licensing partners.
On April 3, 2013 (the "Effective Date"), we entered into a transfer and service agreement ("TSA") and concurrent agreements with various partners and licensees with respect to the manufacturing rights for Cetrotide®. The principal effect of these agreements was to transfer, on October 1, 2013 (the "Closing Date"), the manufacturing rights and to grant a license to Merck Serono, for the manufacture, testing, assembling, packaging, storage and release of Cetrotide® in all territories. The TSA also provides that the Company will provide certain transition services to Merck Serono over a period of 36 months from the Effective Date, in order to assist Merck Serono in assuming overall responsibility for the manufacturing of Cetrotide® and related activities (collectively, the "Cetrotide® Business"). Under the TSA, during the period commencing on the Effective Date and ending on the Closing Date (the "Interim Period"), we have continued to conduct the Cetrotide® Business in the ordinary course in a manner consistent with past practices.
In accordance with the terms of the TSA, following the Closing Date of October 1, 2013, we received a one-time payment of €2.5 million (approximately $3.3 million) (the "Upfront Payment") in consideration for the transfer of the manufacturing rights referred to above. During the fourth quarter of 2013, we also expect to receive other payments in exchange for the transfer of certain assets and equipment used solely for the manufacture of Cetrotide®. We will provide the transition services in exchange for a monthly fee, payable by Merck Serono.
The Company has applied the provisions of IAS 18, Revenue ("IAS 18") and has concluded that the Upfront Payment will be recognized in full on the Closing Date, given management's assessment that as of that date, substantially all of the risks and rewards associated with the Cetrotide® Business will have been transferred to Merck Serono and given that the Company is not expected to retain continuing managerial involvement or control over the Cetrotide® Business.
Transition services revenues will be recognized as other revenues by the Company as earned over the corresponding transition period.
With regard to the royalty revenues previously deferred following the aforementioned 2008 transaction with HC Royalty, given our conclusion that, as of the Closing Date, substantially all of the risks and rewards associated with the Cetrotide® Business have been transferred to Merck Serono, that we are not expected to retain continuing managerial involvement or control over the Cetrotide® Business and that our continuing involvement with regard to the Cetrotide® Business has been inextricably linked to the ability to recognize the royalty revenues associated with the 2008 transaction entered into with HC Royalty, we have determined that the end of the earnings process vis-à-vis the aforementioned deferred revenues necessarily coincides with the date at which the substantial risks and rewards of ownership, as well as control of the Cetrotide® Business, were effectively transferred to Merck Serono, namely the Closing Date.
As such, we have adjusted the amortization of the remaining deferred revenues, which, as of the Effective Date, amounted to approximately $31.9 million, and it was fully amortized through September 30, 2013.
The acceleration of the recognition of previously deferred revenues is the primary explanation for the significant increase in sales and royalties, which, for the three-month and nine-month periods ended September 30, 2013, were $20.8 million and $60.8 million, respectively, as compared to $6.8 million and $22.4 million for the same periods in 2012.
Sales and royalties in the fourth quarter of 2013 are expected to decrease significantly as compared to the third quarter of 2013, as there will be no more remaining amortization of the royalty revenues attributable to HC Royalty and in light of the fact that all sales and royalties related to the Cetrotide® Business ceased on the Closing Date. See also the section titled "Outlook for the remainder of 2013".

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Aeterna Zentaris
Third Quarter MD&A - 2013

License fees and other revenues were $0.2 million and $7.0 million for the three-month and nine-month periods ended September 30, 2013, respectively, as compared to $0.3 million and $1.7 million for the same periods in 2012. The significant increase for the nine-month period ended September 30, 2013 is predominantly due to the recognition, during the three-month period ended March 31, 2013, of unamortized deferred revenues related to upfront payments received from our licensee partners in connection with perifosine, following our decision to discontinue our Phase 3 trials of that compound.
License fees and other revenues are expected to increase in the fourth quarter of 2013, as compared to the third quarter of 2013, due to the recognition, on October 1, 2013, of the Upfront Payment, discussed above, as well as due to the revenues associated with the provision of the transition services to Merck Serono, as discussed above.
Operating Expenses
Cost of sales were $8.9 million and $27.0 million for the three-month and nine-month periods ended September 30, 2013, respectively, as compared to $5.6 million and $19.3 million for the same period in 2012. This increase is largely attributable to the increase in sales of Cetrotide®. Additionally, cost of sales as a percentage of sales and royalties decreased to approximately 42.5% and 44.4% for the three-month and nine-month periods ended September 30, 2013, respectively, as compared to 81.4% and 86.4% for the same periods in 2012, predominantly due to the accelerated recognition of royalties as mentioned above.
As a result of the Cetrotide® Transactions, cost of sales in the fourth quarter of 2013 is expected to decrease significantly. See also the section titled "Outlook for the remainder of 2013".
R&D costs, net of refundable tax credits and grants, were $6.2 million and $15.9 million for the three-month and nine-month periods ended September 30, 2013, respectively, compared to $4.3 million and $15.1 million for the same periods in 2012.
The increase for the three-month period ended September 30, 2013, as compared to the same period in 2012, is attributable to comparative higher third-party costs associated with the development of our products, as described below.
The following table summarizes our net R&D costs by nature of expense:

	Three months ended September 30,		Nine months ended September 30,
(in thousands)	2013	2012	2013	2012
	$	$	$	$
Employee compensation and benefits	1,932	1,948	6,235	6,445
Third-party costs	3,503	1,581	7,221	6,334
Facilities rent and maintenance	442	408	1,292	1,260
Other costs*	520	551	1,598	1,798
R&D tax credits and grants	(167)	(146)	(399)	(756)
	6,230	4,342	15,947	15,081
 _________________________
*    Includes depreciation and amortization charges.

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Aeterna Zentaris
Third Quarter MD&A - 2013

The following table summarizes primary third-party R&D costs, by product candidate, incurred by the Company during the three-month and nine-month periods ended September 30, 2013.

(in thousands, except percentages)		Three months ended September 30,		Three months ended September 30,
Product	Status	2013		2012
		$	%	$	%
Perifosine	Discontinued	169	4.8	1,052	66.5
Zoptarelin doxorubicin	Phases 2 and 3	1,878	53.6	—	—
Macimorelin acetate	Phases 2 and 3	563	16.1	—	—
PI3K/Erk inhibitors	Preclinical	420	12.0	497	31.5
Other	Preclinical	473	13.5	32	2.0
		3,503	100.0	1,581	100.0

(in thousands, except percentages)		Nine months ended September 30,		Nine months ended September 30,
Product	Status	2013		2012
		$	%	$	%
Perifosine	Discontinued	1,134	15.7	2,367	37.4
Zoptarelin doxorubicin	Phases 2 and 3	3,267	45.2	1,851	29.2
Macimorelin acetate	Phases 2 and 3	954	13.2	82	1.3
PI3K/Erk inhibitors	Preclinical	816	11.3	1,528	24.1
Other	Preclinical	1,050	14.6	506	8.0
		7,221	100.0	6,334	100.0

Excluding the impact of foreign exchange rate fluctuations and despite the discontinuance of the perifosine program, we expect net R&D costs to slightly increase in the fourth quarter of 2013, compared to the third quarter of 2013, due to the advancement of zoptarelin doxorubicin in various Phase 2 and 3 studies. Overall, excluding the impact of unforeseen foreign exchange rate fluctuations, we continue to expect that we will incur net R&D costs of between $21 million and $23 million for the full year 2013, particularly given our primary focus on developing zoptarelin doxorubicin and certain earlier-stage compounds.
Selling, general and administrative ("SG&A") expenses were $3.0 million and $12.6 million for the three-month and nine-month periods ended September 30, 2013, respectively, as compared to $2.9 million and $9.8 million for the same periods in 2012.
The increase for the nine-month period ended September 30, 2013, as compared to the same period in 2012, is mainly related to the recognition in the second quarter of 2013 of termination benefits granted to our former CEO and to the related non-cash share-based compensation costs.
We expect SG&A expenses to remain at the same level in the fourth quarter of 2013, as compared to the third quarter of 2013. See also the section titled "Outlook for the remainder of 2013".

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Aeterna Zentaris
Third Quarter MD&A - 2013

Net finance income (costs) are comprised predominantly of the change in fair value of warrant liability and the net gains (losses) due to changes in foreign currency exchange rates. For the three-month and nine-month periods ended September 30, 2013, net finance income (costs) totalled $0.8 million and $2.9 million, respectively, as compared to $(0.9) million and $6.6 million for the same periods in 2012, as presented below.

(in thousands)	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
	$	$	$	$
Finance income
Change in fair value of warrant liability	1,349	—	3,447	6,112
Net gains due to changes in foreign currency exchange rates	—	—	—	318
Interest income	35	34	120	173
	1,384	34	3,567	6,603
Finance costs
Change in fair value of warrant liability	—	(624)	—	—
Net losses due to changes in foreign currency exchange rates	(535)	(284)	(707)	—
	(535)	(908)	(707)	—
	849	(874)	2,860	6,603

The significant fluctuation in net finance income (costs) during the three-month and nine-month periods ended September 30, 2013, as compared to the same periods in 2012, is mainly due to the change in fair value of our warrant liability. That change results from the periodic "mark-to-market" revaluation, via the application of the Black-Scholes option pricing model, of currently outstanding share purchase warrants. The Black-Scholes "mark-to-market" warrant valuation most notably has been impacted by the closing price of our common shares, which, on NASDAQ, has fluctuated from $2.29 to $12.90 for the nine-month period ended on September 30, 2012 and from $1.37 to $3.23 for the period ended September 30, 2013. The fluctuation in net finance income (costs) is also related to gains or (losses) due to changes in foreign currency exchange rates, which are mainly related to the period-over-period strength or (weakness) of the euro against the U.S. dollars, as presented below.

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Euro to US$ average conversion rate	1.3253	1.2521	1.3175	1.2843

Net income (loss) for the three-month and nine-month periods ended September 30, 2013 was $3.8 million and $15.1 million, or $0.13 and $0.56 per per basic and diluted share, respectively, compared to $(6.6) million and $(13.5) million, or $(0.35) and $(0.74) per basic and diluted share for the same periods in 2012. The significant increase in net income for the three-month period ended September 30, 2013, as compared to the same period in 2012, is due largely to the significant increases in royalties revenues (non-cash) and in net finance income (non-cash), partly offset by higher net R&D costs. The significant increase in net income for the nine-month period ended September 30, 2013, as compared to the same period in 2012, is due largely to the significant increases in royalties and in license fees revenues arising from the accelerated amortization of deferred revenues (non-cash), partly offset by lower net finance income (non-cash) as well as by higher net R&D costs and SG&A.

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Aeterna Zentaris
Third Quarter MD&A - 2013

Quarterly Consolidated Results of Operations Information

(in thousands, except for per share data)	Quarters ended
	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012
	$	$	$	$
Revenues	21,059	30,087	16,599	9,545
Income (loss) from operations	2,993	9,485	(280)	(6,936)
Net income (loss)	3,842	9,330	1,886	(6,947)
Net income (loss) per share
Basic	0.13	0.37	0.07	(0.29)
Diluted	0.13	0.37	0.07	(0.29)

	Quarters ended
	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011
	$	$	$	$
Revenues	7,139	7,471	9,510	12,627
Loss from operations	(5,680)	(7,600)	(6,788)	(8,688)
Net (loss) income	(6,554)	4,540	(11,451)	(7,519)
Net (loss) income per share
Basic	(0.35)	0.25	(0.65)	(0.44)
Diluted	(0.35)	0.25	(0.65)	(0.44)

First, second and third quarter revenues of 2013 increased, as compared to each of the corresponding periods in 2012, in part due to higher deliveries of Cetrotide® to Merck Serono and to the strengthening of the euro against the U.S. dollar. The increase is also predominantly due to the recognition in the first quarter of 2013 of approximately $6.1 million in deferred revenues related to licensing agreements after the development of perifosine was discontinued and to the recognition in the second and third quarters of 2013 of approximately $20.5 million and $12.1 million, respectively, in deferred revenues associated with the 2008 transaction entered into with HC Royalty, as discussed above.
Fourth quarter revenues of 2012 decreased as compared to the corresponding period in 2011. The decrease is largely attributable to a decrease in license fee revenues from a partner and to the relative weakening of the euro against the U.S. dollar.
In the last eight quarters, net income (loss) has been impacted by revenues, as mentioned above, and by the comparative level of net R&D costs in connection with the development and termination of perifosine Phase 3 programs, followed by the increased development of zoptarelin doxorubicin (AEZS-108), including the initiation in 2013 of a Phase 3 ZoptEC trial and the development of macimorelin acetate (AEZS-130) and certain earlier stage compounds.
The quarter-over-quarter periods net income (loss) were also impacted by the recognition of termination benefits granted to our former CEO and to the related non-cash share-based compensation costs in the second quarter of 2013, by the recognition of impairment losses in the fourth quarter of 2011 and 2012, by the initiation of prelaunch and marketing efforts related to the potential commercialization of perifosine in Europe in the fourth quarter of 2011, by foreign exchange gains or losses and changes in fair value of our warrant liability, as well as by an income tax expense in the fourth quarter of 2011.

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Aeterna Zentaris
Third Quarter MD&A - 2013

Interim Consolidated Statement of Financial Position Information

	As at September 30,	As at December 31,
(in thousands)	2013	2012
	$	$
Cash and cash equivalents	24,829	39,521
Trade and other receivables and other current assets	11,435	13,780
Restricted cash	848	826
Property, plant and equipment	1,537	2,147
Other non-current assets	11,322	11,391
Total assets	49,971	67,665
Payables and accrued liabilities	8,599	10,470
Current portion of deferred revenues	—	5,235
Warrant liability	5,399	6,176
Non-financial non-current liabilities*	18,375	52,479
Total liabilities	32,373	74,360
Shareholders' equity (deficiency)	17,598	(6,695)
Total liabilities and shareholders' equity (deficiency)	49,971	67,665
_________________________
*    Comprised mainly of non-current portion of deferred revenues, employee future benefits and provision.

The decrease in cash and cash equivalents as at September 30, 2013, as compared to December 31, 2012, is due to the recurring disbursements and other variations in components of our working capital, partially offset by the receipt of net proceeds of $7.0 million pursuant to a registered direct offering and $1.9 million in drawdowns made under our May 2013 ATM Program, as discussed above, and the relative strengthening, as at September 30, 2013, of the euro against the US dollar, as compared to December 31, 2012.
The decrease in trade and other receivables and other current assets as at September 30, 2013, as compared to December 31, 2012, is mainly due to lower trade accounts receivable, inventory and prepaid expenses related to the Cetrotide® Business, partly offset by the relative strengthening, as at September 30, 2013, of the euro against the US dollar, as compared to December 31, 2012.
The decrease in payables and accrued liabilities as at September 30, 2013, as compared to December 31, 2012, is mainly due to lower trade accounts payable and lower accrued R&D costs, partly offset by the relative strengthening, as at September 30, 2013, of the euro against the US dollar, as compared to December 31, 2012.
The decrease in current portion of deferred revenues as at September 30, 2013, as compared to December 31, 2012, is predominantly due to the change in the timing in the amortization of deferred revenues, as mentioned above.
Our warrant liability decreased from December 31, 2012 to September 30, 2013 predominantly due to the change in fair value pursuant to the periodic "mark-to-market" revaluation of the underlying outstanding share purchase warrants, as discussed above. The decrease was partly offset by the issuance of 2.6 million additional share purchase warrants in connection with the registered direct offering mentioned above.
The decrease in non-financial non-current liabilities as at September 30, 2013, as compared to December 31, 2012, is mainly due to a decrease in deferred revenues predominantly as a result of the recognition of unamortized deferred revenues related to upfront payments received from our partners in connection with Cetrotide® and perifosine, as mentioned above, partly offset by the relative strengthening, as at September 30, 2013, of the euro against the US dollar, as compared to December 31, 2012.

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The significant increase in shareholders' equity from December 31, 2012 to September 30, 2013 is mainly attributable to the decrease in our deficit due to the net income, to the increase in share capital representing the proceeds from the issuance of common shares pursuant to the aforementioned registered direct offering and drawdowns made under our May 2013 ATM Program, to the decrease in accumulated other comprehensive loss due to foreign currency translation gain, as well as the increase in other capital due to the recording of share-based compensation costs.
Financial Liabilities, Obligations and Commitments
We have certain contractual leasing obligations and purchase obligation commitments. Purchase obligation commitments mainly include R&D services and manufacturing agreements related to R&D programs. The following tables summarize future cash requirements with respect to these obligations.
Future minimum lease payments and future minimum sublease payments expected to be received under non-cancellable operating leases (subleases), as well as future payments in connection with utility service agreements are as follows:

	As at September 30, 2013
(in thousands)	Minimum lease payments	Minimum sub-lease payments	Utilities
	$	$	$
Less than 1 year	1,769	(226)	628
1 – 3 years	2,872	(451)	706
4 – 5 years	625	(301)	—
More than 5 years	—	—	—
Total	5,266	(978)	1,334

R&D service and manufacturing commitments are as follows:

As at September 30,
(in thousands)	2013
$
Less than 1 year	1,887
1 – 3 years	1,515
4 – 5 years	270
More than 5 years	—
Total	3,672

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Third Quarter MD&A - 2013

In accordance with the assumptions used in the employee future benefits obligation calculations as at September 30, 2013, future benefits expected to be paid are as follows:

As at September 30,
(in thousands)	2013
$
Less than 1 year	524
1 – 3 years	1,137
4 – 5 years	1,244
More than 5 years	3,334
Total	6,239

Outstanding Share Data
As at November 5, 2013, we had 32,029,409 common shares issued and outstanding, as well as 2,224,185 stock options outstanding. Warrants outstanding as at November 5, 2013 represented a total of 7,007,410 equivalent common shares.
Capital disclosures
Our objective in managing capital, primarily composed of cash and cash equivalents and shareholders' equity (deficiency), is to ensure sufficient liquidity to fund R&D activities, general and administrative expenses, working capital and capital expenditures.
In the past, we have had access to liquidity through non-dilutive sources, including investment tax credits and grants, interest income, licensing and related services and royalties. Since 2009, we have raised significant capital via public equity offerings and drawdowns under various ATM sales programs.
Our capital management objective remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company's product portfolio.
We are not subject to any capital requirements imposed by any regulators or by any other external source.
Liquidity, Cash Flows and Capital Resources
Our operations and capital expenditures have been financed through cash flows from operating activities, public equity offerings, including drawdowns under various ATM programs, as discussed above.
Our cash and cash equivalents amounted to $24.8 million as at September 30, 2013, compared to $39.5 million as at December 31, 2012. As at September 30, 2013, cash and cash equivalents included €2.7 million, denominated in euro.
Based on our assessment, which took into account current cash levels, as well as our strategic plan and corresponding budgets and forecasts, we believe that we have sufficient liquidity and financial resources to fund planned expenditures and other working capital needs for at least, but not limited to, the 12-month period following the statement of financial position date of September 30, 2013.
We may endeavour to secure additional financing, as required, through strategic alliance arrangements or through other activities, as well as via the issuance of securities.
The variations in our liquidity by activity are explained below.
Operating Activities
Cash flows used in operating activities were $8.4 million and $23.4 million for the three-month and nine-month periods ended September 30, 2013, respectively, compared to $7.1 million and $22.1 million of cash flows used during the same periods in

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Third Quarter MD&A - 2013

2012. The increase in cash used in operating activities for the three-month period ended September 30, 2013 as compared to the same period in 2012 is mainly related to higher disbursements with respect to our net R&D costs, to an increase in trade accounts payable settlements, partly offset by higher receipt of trade accounts receivable related to the Cetrotide® Business.
The increase in cash used in operating activities for the nine-month period ended September 30, 2013 as compared to the same period in 2012 is mainly related to higher disbursements with respect to our SG&A expenses.
We expect net cash used in operating activities to decrease significantly in the fourth quarter of 2013, as compared to the third quarter of 2013, mainly due to the Upfront Payment related to the Cetrotide® transactions described above and to the change in operating assets and liabilities related to the Cetrotide® Business.
Financing Activities
Cash flows provided by financing activities were $7.5 million and $8.9 million for the three-month and nine-month periods ended September 30, 2013, respectively, as compared to $0.4 million and $9.1 million for the same periods in 2012. The increase in cash provided by financing activities for the three-month period ended September 30, 2013, as compared to the same period in 2012, is primarily due to net proceeds received pursuant to a registered direct offering, as discussed above.
Critical Accounting Policies, Estimates and Judgments
The policies applied in our interim consolidated financial statements are based on IFRS issued and outstanding as of November 5, 2013, which is the date on which our Board of Directors approved such unaudited interim consolidated financial statements.
Additionally, the preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about and to apply assumptions or subjective judgment to future events and other matters that affect the reported amounts of our assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which our consolidated financial statements are prepared. Management reviews, on a regular basis, the Company's accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS.
Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.
In preparing our interim consolidated financial statements, the significant judgments we made in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company's annual consolidated financial statements as at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012 and 2011, except as disclosed in note 10 – Development, commercialization and licensing initiatives.
Recent Accounting Pronouncements
Adopted in 2013
The Company applied for the first time in 2013 certain standards under IFRS and amendments which do not impact the annual or interim consolidated financial statements of the Company.
In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements ("IFRS 10"), which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. IFRS 10 also provides additional guidance to assist in the determination of control where this is difficult to assess.
In May 2011, the IASB issued IFRS 11, Joint Arrangements ("IFRS 11"), which enhances accounting for joint arrangements, particularly by focusing on the rights and obligations of the arrangement, rather than the arrangement's legal form. IFRS 11 also addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities and prohibits proportionate consolidation.

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Third Quarter MD&A - 2013

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities ("IFRS 12"), which is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles.
In May 2011, the IASB issued IFRS 13, Fair Value Measurement ("IFRS 13"), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity's own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions).
In June 2011, the IASB issued an amended version of IAS 19, Employee Benefits ("IAS 19"), including the elimination of the option to defer the recognition of actuarial gains and losses (known as the "corridor method"), the streamlining of the presentation of changes in assets and liabilities arising from defined benefit plans and the enhancement of the disclosure requirements for defined benefit plans, including additional information about the characteristics of defined benefit plans and the risks to which entities are exposed through participation in those plans.
In December 2011, the IASB issued an amended version of IFRS 7, Financial Instruments: Disclosure ("IFRS 7"), including the requirement to disclose information that enables users of an entity's financial statements to evaluate the effect, or potential effect, of offsetting financial assets and financial liabilities, to the entity's financial position.
Not yet adopted
In November 2009 and October 2010, the IASB issued IFRS 9, Financial Instruments ("IFRS 9"), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard. Per the new standard, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity's own credit risk in the other comprehensive income or loss section of the entity's statement of comprehensive loss, rather than within profit or loss in case where the fair value option is taken for financial liabilities. Additionally, IFRS 7 was amended to include revised guidance related to the derecognition of financial instruments. IFRS 9 and the aforementioned amendment to IFRS 7 apply to financial statements for annual periods beginning on or after January 1, 2015, with early adoption permitted.
Outlook for the remainder of 2013
Zoptarelin doxorubicin
We expect to advance our Phase 3 ZoptEC study in endometrial cancer under an SPA granted by the FDA. Our focus will be on opening additional sites and recruiting eligible patients.
We expect to continue the Phase 2 investigator-driven study in triple-negative breast cancer.
We expect to continue the Phase 2 investigator-driven study in castration- and taxane-resistant prostate cancer, for which the investigator of this study was awarded a grant from the National Institutes of Health.
Macimorelin acetate
As described above, on November 4, 2013, we submitted a NDA to the FDA for macimorelin acetate for the evaluation of AGHD.
We expect to continue the Phase 2A investigator-driven study in cancer-induced cachexia conducted under a Cooperative Research Development Agreement with the Michael E. Debakey Veterans Affairs Medical Center, which is funding this study.
AEZS-120
We expect to continue to evaluate the possibility of initiating a Phase 1 study in prostate cancer.

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Third Quarter MD&A - 2013

Presentation of Cetrotide® Business Subsequent to the Closing Date
Upon our transfer of substantially all of the risks and rewards associated with the Cetrotide® Business, which has a closing date of October 1, 2013, the Cetrotide® Business will be classified as a discontinued operation, on the basis that it represents a separate major line of business for our Company. Commencing in the fourth quarter of 2013, we will retroactively present in the statement of comprehensive income (loss) a single amount comprising the post-tax profit or loss of the Cetrotide® Business and any post-tax gain or loss recognized on disposal of this discontinued operation. Prior period revenues and expenses will be restated to conform to the new presentation. In addition, the net cash flows attributable to the operating and investing activities of the Cetrotide® Business will also be presented separately in the financial statements.
Sales and royalties, cost of sales and selling expenses for the Cetrotide® Business for the nine-month period ended September 30, 2013, were $60.8 million, $27.0 million and $3.1 million, respectively, as compared to $21.5 million, $18.7 million and $1.9 million for the same period in 2012. We determined that the assets and liabilities associated with this disposal group did not meet the criteria for held for sale at September 30, 2013 as we continued to use these assets for purposes of contract fulfilment through to October 1, 2013, and therefore were not available for immediate sale in their present condition.
The carrying value of assets related to the Cetrotide® Business as at September 30, 2013 is composed mainly of trade accounts receivable for an amount of $6.1 million, inventory for an amount of $3.0 million, and fixed assets for an amount of $108,000.
Furthermore, subsequent to the closing date of October 1, 2013, we will continue to be obligated to make certain payments under various non-cancellable contracts related to the Cetrotide® Business, for which there is no economic benefits to us. We estimate the present value of those future payments to be approximately $1.6 million which will be recognized in as part of the disposal group as onerous contracts.
Revenue Expectations
Considering the recognition, up to September 30, 2013, of significant deferred revenues related to (i) licensing agreements after the development of perifosine was discontinued and, (ii) royalties associated with the Cetrotide® Transactions, and also taking into account the expected recognition of the Upfront Payment during the fourth quarter of 2013, which is expected to be partly offset by the expected discontinuance, as described above, of the manufacturing of Cetrotide® after the Closing Date, we expect that revenues from continuing and discontinued operations for the full 2013 year will significantly increase as compared to the year 2012.
R&D Expenses
During 2013, as described above, we expect to continue to focus our R&D efforts mainly on our later-stage compounds, namely zoptarelin doxorubicin and macimorelin acetate. We anticipate that earlier-stage projects will be associated with R&D credits or collaboration agreements. With our focused strategy, we currently expect our R&D expenses to total between $21 million and $23 million for the year 2013, as compared to $20.6 million in 2012.
Operating Activities
Taking into account the recently completed Cetrotide® Transactions and our co-development and revenue-sharing agreement with Ergomed, as well as the initiation of a Phase 3 trial with zoptarelin doxorubicin in endometrial cancer, the discontinuance of perifosine Phase 3 programs and the recent change to our management, we expect that our overall operating burn for the full 2013 year will be close to $26 million.

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Financial Risk Factors and Other Instruments
Fair value risk
The change in fair value of our warrant liability, which is measured at Fair Value through Profit or Loss, results from the periodic "mark-to-market" revaluation, via the application of the Black-Scholes option pricing model, of currently outstanding share purchase warrants. The Black-Scholes valuation is impacted, among other inputs, by the market price of our common shares. As a result, the change in fair value of the warrant liability, which is reported as finance income (costs) in the accompanying interim consolidated statements of comprehensive income (loss), has been and may continue in future periods to be materially affected most notably by changes in our common share closing price, which has ranged from $1.37 to $3.23 on NASDAQ during the nine-month period ended September 30, 2013.
If market price variations of -10% and +10% were to occur, the impact on our net income (loss) for warrant liability held at September 30, 2013 would be as follows:

(in thousands)	Carrying amount	-10%	+10%
	$	$	$
Warrant liability	5,399	657	(773)
Total impact on net income - increase / (decrease)		657	(773)

Foreign currency risk
Since we operate internationally, we are exposed to currency risks as a result of potential exchange rate fluctuations related to non-intragroup transactions. In particular, fluctuations in the US and CA dollar exchange rates against the euro could have a potentially significant impact on our results of operations.
If foreign exchange rate variations of -5% (depreciation of the EUR) and +5% (appreciation of the EUR) against the US$ and the CA$, from period-end rates of EUR1 = US$1.3511 and of EUR1 = CA$1.3920 were to occur, the impact on our net income (loss) for each category of financial instruments held at September 30, 2013 would be as follows:

(in thousands)	Carrying amount	Balances denominated in US$
		-5%	+5%
	$	$	$
Cash and cash equivalents	16,535	827	(827)
Warrant liability	5,399	(270)	270
Total impact on net income – increase / (decrease)		557	(557)

(in thousands)	Carrying amount	Balances denominated in CA$
		-5%	+5%
	$	$	$
Cash and cash equivalents	6,510	325	(325)
Total impact on net income – increase / (decrease)		325	(325)

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Liquidity risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they become due. We manage this risk through the management of our capital structure. We also manage liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves our operating and capital budgets, as well as any material transactions out of the ordinary course of business. We have adopted an investment policy in respect of the safety and preservation of our capital to ensure our liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.
We believe that we have sufficient funds to pay our ongoing general and administrative expenses, to pursue our R&D activities and to meet our liabilities, obligations and existing commitments as they fall due for the ensuing twelve months. In assessing whether the going concern assumption is appropriate, we take into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. We expect to continue to incur operating losses and may require significant capital to fulfill our future obligations. Our ability to continue to operate beyond September 30, 2014 and to fund our activities is dependent on our ability to secure additional funds which may be completed in a number of ways including but not limited to licensing deals, partnerships, issuances of equity and other securities and other financing activities. We will pursue such additional sources of financing when required, and while we have been successful in securing financing in the past, there can be no assurance we will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to us.
Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterpart to a financial instrument fails to meet its contractual obligations. We regularly monitor credit risk exposure and take steps to mitigate the likelihood of this exposure resulting in losses. Our exposure to credit risk currently relates to cash and cash equivalents, to trade and other receivables and to restricted cash. We invest our available cash in amounts that are readily convertible to known amounts of cash and deposit our cash balances with financial institutions that are rated the equivalent of "Baa1" and above. This information is supplied by independent rating agencies where available and, if not available, we use publicly available financial information to ensure we invest our cash in creditworthy and reputable financial institutions.
As at September 30, 2013, trade accounts receivable for an amount of approximately $6.1 million were with one customer.
As at September 30, 2013, no trade accounts receivable were past due or impaired.
Generally, we do not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts when accounts are determined to be uncollectible.
The maximum exposure to credit risk approximates the amount recognized on the statement of financial position.
Related Party Transactions and Off-Balance Sheet Arrangements
We did not enter into transactions with any related parties during the three-month period ended September 30, 2013.
As at September 30, 2013, we did not have any interests in special purpose entities or any other off-balance sheet arrangements.
Risk Factors and Uncertainties
Risks Associated with Operations

▪	Many of our products are currently at an early development stage. It is impossible to ensure that the R&D activities related to these products will result in the creation of profitable operations.

▪
We are currently developing our products based on R&D activities conducted to date, and we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy new products on a successful and timely basis, we may become non-competitive and unable to recover the R&D or other expenses we incur to develop and test new products.

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▪
Even if successfully developed, our products may not gain market acceptance among physicians, patients, healthcare payers and the medical community, which may not accept or utilize our products. If our products do not achieve significant market acceptance, our business and financial condition will be materially adversely affected. In addition, we may fail to further penetrate our core markets and existing geographic markets or successfully expand our business into new markets; the growth in sales of our products, along with our operating results, could be negatively impacted. Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere, to the extent we believe that we have identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond our control. We cannot assure that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results.

▪
We rely heavily on our proprietary information in developing and manufacturing our products and product candidates. Despite efforts to protect our proprietary rights from unauthorized use or disclosure, third parties may attempt to disclose, obtain or use our proprietary information or technologies.

▪
We have to establish and maintain strategic alliances to develop and market products in our current pipeline. If we are unable to reach agreements with such collaborative partners, or if any such agreements are terminated or substantially modified, we may be unable to obtain sufficient licensing revenue for our products, which might have a material adverse effect on their development and on us.

▪
There can be no assurance that we, our contract manufacturers or our partners, will be able, in the future, to continue to purchase products from our current suppliers or any other supplier on terms similar to current terms or at all. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices paid by us for them, could have a material adverse effect on our business, financial condition, liquidity and operating results. Also, we rely on third parties to manufacture and supply marketed products. At the same time, we have certain supply obligations vis-à-vis our licensing partners who are responsible for the marketing of the products. To be successful, our products have to be manufactured in commercial quantities in compliance with quality controls and regulatory requirements. Even though it is our objective to minimize such risk by introducing alternative suppliers to ensure a constant supply at all times, we cannot guarantee that we will not experience supply shortfalls and, in such event, we may not be able to perform our obligations under contracts with our partners.

Risks Associated with Cash Flows and Financial Resources
Based on our current plans, we will need to raise additional funds for future operating costs, research and development activities, preclinical studies, and clinical trials necessary to bring our potential products to market. We may endeavour to secure additional financing, as required, through strategic alliance arrangements, the issuance of new share capital or other securities, as well as through other financing opportunities. We believe that we would be able to obtain long-term capital, if necessary, to support our corporate objectives, including the clinical development program of our products.
However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our future cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms. The availability of financing will be affected by the results of our preclinical and clinical development, the zoptarelin doxorubicin studies and the macimorelin acetate studies, as well as other ongoing studies from our pipeline. It can also be affected by our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, the status of our listing on the NASDAQ and TSX stock markets, strategic alliance agreements, and other relevant commercial considerations.
Our planned cash requirements may vary materially in response to a number of factors, including: R&D on our products; clinical trial results; increases in our manufacturing capabilities; changes in any aspect of the regulatory process; and delays in obtaining regulatory approvals. Depending on the overall structure of current and future strategic alliances, we may have additional capital requirements related to the further development of existing or future products.
We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk and, therefore, we are subject to foreign currency transaction and translation gains and losses. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency. However, with companies operating in foreign, non-euro zone countries, we are more exposed to foreign currency risk.

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Additionally, given that we have significant balances held in U.S. dollars, fluctuations in the U.S. dollar exchange rate against the euro could have a potentially significant impact on our results of operations and on our available liquidity.
Risks Associated with Impairment of Intangible Assets
We evaluate goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets with finite lives are reviewed for impairment when events or circumstances indicate that carrying values may not be recoverable. Intangible assets are impaired and goodwill impairment is indicated where the assets' book values exceed their fair values. We have recorded impairment charges in recent years related to certain intangible assets with finite lives. Additionally, while no goodwill impairment charges have been recorded in recent years, a significant decline in the Company's fair value could result in an impairment of goodwill.
Risks Associated with Key Personnel
Our success is also dependent upon our ability to attract and retain a highly qualified work force, and to establish and maintain close relations with research centers. The competition in that regard is quite significant. Our success is dependent to a great degree on our senior officers, scientific personnel and consultants. The failure to recruit qualified staff and the loss of key employees could compromise the pace and success of product development.
Volatility of Share Prices
The market price of our common shares is subject to potentially significant fluctuations due to numerous developments directly affecting our business and by developments out of our control or unrelated to us. The stock market generally, and the biopharmaceutical sector in particular, are vulnerable to abrupt changes in investor sentiment. Prices of shares and trading volume of companies in the biopharmaceutical industry can fluctuate dramatically in ways unrelated to, or in ways that bear a disproportionate relationship to, operating performance. Our share price and trading volume may fluctuate based on a number of factors including, but not limited to: clinical and regulatory developments regarding our product candidates; delays in our anticipated development or commercialization timelines; developments regarding current or future third-party collaborators; other announcements by us regarding technological, product development or other matters; arrivals or departures of key personnel; governmental or regulatory action affecting our product candidates and our competitors' products in the United States, Canada and other countries; developments or disputes concerning patent or proprietary rights; actual or anticipated fluctuations in our revenues or expenses; general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors; and economic conditions in the United States, Canada or abroad. There is no guarantee that the market price of our common shares will be protected from any such fluctuations in the future.
Our listing on both the NASDAQ and the TSX may increase price volatility due to various factors, including different ability to buy or sell our common shares, different market conditions in different capital markets and different trading volumes. In addition, low trading volume may increase the price volatility of our common shares. A thin trading market could cause the price of our common shares to fluctuate significantly more than the stock market as a whole.
Delisting Risk
There can be no assurance that our common shares will remain listed on the NASDAQ. If we fail to meet any of the NASDAQ's continued listing requirements, our common shares may be delisted. Any delisting of our common shares may adversely affect a shareholder's ability to dispose, or obtain quotations as to the market value, of such shares.
Risk Associated with Holding Company Structure
Aeterna Zentaris Inc. is a holding company and a substantial portion of our assets is the share capital of our subsidiaries. Because Aeterna Zentaris Inc. is a holding company, our obligations to our creditors are structurally subordinated to all existing and future liabilities of our subsidiaries. Our rights and the rights of our creditors to participate in any distribution of the assets of any subsidiary in the event that such a subsidiary were to be liquidated or reorganized or in the event of any bankruptcy or insolvency proceeding relating to or involving such a subsidiary, and therefore the rights of the holders of our common shares to participate in those assets, are subject to the prior claims of such subsidiary's creditors. To the extent that we may be a creditor with recognized claims against any such subsidiary, our claims would still be subject to the prior claims of our subsidiary's creditors to the extent that they are secured or senior to those held by us. Accordingly, in the event of any foreclosure, dissolution, winding-up, liquidation or reorganization, or a bankruptcy or insolvency proceeding relating to us or

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our property, or any subsidiary, there can be no assurance as to the value, if any, that would be available to holders of our common shares.
A more comprehensive list of the risks and uncertainties affecting us can be found in our most recent Annual Report on Form 20-F filed with the Canadian Securities Regulatory Authorities in lieu of an annual information form at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov and investors are urged to consult such risk factors.
Disclosure Controls and Procedures
Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at September 30, 2013. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as at September 30, 2013.
Changes in Internal Controls over Financial Reporting
There have been no changes in our internal control over financial reporting during the three-month period ended September 30, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, including conditions that are remote.
On behalf of management,
Dennis Turpin, CPA, CA
Senior Vice President and Chief Financial Officer
November 5, 2013

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Interim Consolidated Financial Statements
(Unaudited)

Aeterna Zentaris Inc.

As at September 30, 2013 and for the three-month and nine-month periods ended
September 30, 2013 and 2012
(presented in thousands of US dollars)

(1)

Aeterna Zentaris Inc.
Interim Consolidated Financial Statements
(Unaudited)
As at September 30, 2013 and for the three-month and nine-month periods ended September 30, 2013 and 2012

Interim Consolidated Statements of Financial Position	3
Interim Consolidated Statements of Changes in Shareholders' Equity (Deficiency)	4
Interim Consolidated Statements of Comprehensive Income (Loss)	5
Interim Consolidated Statements of Cash Flows	6
Notes to Interim Consolidated Financial Statements	7

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Aeterna Zentaris Inc.
Interim Consolidated Statements of Financial Position
(in thousands of US dollars)

(Unaudited)	September 30, 2013	December 31, 2012
	$	$
ASSETS
Current assets
Cash and cash equivalents (note 4)	24,829	39,521
Trade and other receivables (note 5)	7,160	7,993
Inventory (note 6)	2,986	4,084
Prepaid expenses and other current assets	1,289	1,703
	36,264	53,301
Restricted cash	848	826
Property, plant and equipment	1,537	2,147
Other non-current assets	813	797
Identifiable intangible assets	810	1,128
Goodwill	9,699	9,466
	49,971	67,665
LIABILITIES
Current liabilities
Payables and accrued liabilities (note 7)	8,599	10,470
Current portion of deferred revenues (note 10)	—	5,235
	8,599	15,705
Deferred revenues (note 10)	—	34,663
Warrant liability (note 8)	5,399	6,176
Employee future benefits	17,828	17,231
Provision and other non-current liabilities	547	585
	32,373	74,360
SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital (note 9)	129,185	122,791
Other capital	86,084	83,892
Deficit	(198,028)	(213,086)
Accumulated other comprehensive income (loss)	357	(292)
	17,598	(6,695)
	49,971	67,665
Contingency (note 19)

The accompanying notes are an integral part of these interim consolidated financial statements.
Approved by the Board of Directors

Juergen Ernst Director	Gérard Limoges Director

(3)

Aeterna Zentaris Inc.
Interim Consolidated Statements of Changes in Shareholders' Equity (Deficiency)
For the nine-month periods ended September 30, 2013 and 2012
(in thousands of US dollars, except share data)

(Unaudited)	Common shares (number of)[1]	Share capital	Other capital	Deficit	Accumulated other comprehensive (loss) income	Total
		$	$	$	$	$
Balance - January 1, 2013	25,329,288	122,791	83,892	(213,086)	(292)	(6,695)
Net income		—	—	15,058	—	15,058
Other comprehensive income:
Foreign currency translation adjustments		—	—	—	649	649
Comprehensive income		—	—	15,058	649	15,707
Share issuance in connection with a registered direct offering (note 9)	5,200,000	4,615	—	—	—	4,615
Share issuances in connection with "At-the-Market" drawdowns (note 9)	994,535	1,779	—	—	—	1,779
Share-based compensation costs (note 9)		—	2,192	—	—	2,192
Balance - September 30, 2013	31,523,823	129,185	86,084	(198,028)	357	17,598

(Unaudited)	Common shares (number of)[1,2]	Share capital	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$
Balance - January 1, 2012	17,460,349	101,884	82,327	(188,969)	212	(4,546)
Net loss		—	—	(13,465)	—	(13,465)
Other comprehensive loss:
Foreign currency translation adjustments		—	—	—	(300)	(300)
Comprehensive loss		—	—	(13,465)	(300)	(13,765)
Share issuances in connection with "At-the-Market" drawdowns	1,190,973	8,382	—	—	—	8,382
Share issuances pursuant to the exercise of warrants	52,383	819	—	—	—	819
Share issuances pursuant to the exercise of stock options	25,583	441	(232)	—	—	209
Share-based compensation costs		—	1,381	—	—	1,381
Balance - September 30, 2012	18,729,288	111,526	83,476	(202,434)	(88)	(7,520)
_________________________
1    Issued and paid in full.

[2]	Adjusted to reflect the Company's October 2, 2012 6-to-1 share consolidation (see note 1 – Summary of business, liquidity risk, reporting entity, share consolidation and basis of preparation).

The accompanying notes are an integral part of these interim consolidated financial statements.

(4)

Aeterna Zentaris Inc.
Interim Consolidated Statements of Comprehensive Income (Loss)
For the three-month and nine-month periods ended September 30, 2013 and 2012
(in thousands of US dollars, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
(Unaudited)	2013	2012	2013	2012
	$	$	$	$
Revenues (note 10)
Sales and royalties	20,834	6,826	60,794	22,373
License fees and other	225	313	6,951	1,747
	21,059	7,139	67,745	24,120
Operating expenses
Cost of sales	8,860	5,556	26,982	19,331
Research and development costs, net of refundable tax credits and grants (note 10)	6,230	4,342	15,947	15,081
Selling, general and administrative expenses	2,976	2,921	12,618	9,776
	18,066	12,819	55,547	44,188
Income (loss) from operations	2,993	(5,680)	12,198	(20,068)
Finance income (note 12)	1,384	34	3,567	6,603
Finance costs (note 12)	(535)	(908)	(707)	—
Net finance income (costs)	849	(874)	2,860	6,603
Net income (loss)	3,842	(6,554)	15,058	(13,465)
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss
Foreign currency translation adjustments	550	(97)	649	(300)
Comprehensive income (loss)	4,392	(6,651)	15,707	(13,765)
Net income (loss) per share (note 1 and note 16)
Basic	0.13	(0.35)	0.56	(0.74)
Diluted	0.13	(0.35)	0.56	(0.74)
Weighted average number of shares outstanding (note 1 and note 16)
Basic	29,627,222	18,703,023	26,848,668	18,295,555
Diluted	29,627,222	18,703,023	26,848,668	18,295,555

The accompanying notes are an integral part of these interim consolidated financial statements.

(5)

Aeterna Zentaris Inc.
Interim Consolidated Statements of Cash Flows
For the three-month and nine-month periods ended September 30, 2013 and 2012
(in thousands of US dollars)

(Unaudited)	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
	$	$	$	$
Cash flows from operating activities
Net income (loss)	3,842	(6,554)	15,058	(13,465)
Items not affecting cash and cash equivalents
Change in fair value of warrant liability (note 8)	(1,349)	624	(3,447)	(6,112)
Depreciation, amortization and impairment	245	275	1,033	851
Share-based compensation costs (note 9 and note 11)	402	535	2,203	1,381
Employee future benefits	48	49	168	211
Amortization of deferred revenues (note 10)	(12,068)	(1,275)	(39,677)	(3,932)
Foreign exchange loss (gain) on items denominated in foreign currencies	448	224	556	(114)
Amortization of prepaid expenses and other non-cash items	2,682	1,184	5,536	3,439
Changes in operating assets and liabilities (note 13)	(2,631)	(2,200)	(4,852)	(4,311)
Net cash used in operating activities	(8,381)	(7,138)	(23,422)	(22,052)
Cash flows from financing activities
Proceeds from issuances of common shares and warrants, net of cash transaction costs of $805 in 2013 (note 9) and $262 in 2012	7,488	470	8,913	8,522
Proceeds from the exercise of share purchase warrants (note 8)	—	—	—	437
Proceeds from the exercise of stock options (note 9)	—	4	—	209
Repayment of long-term payable	—	(29)	—	(57)
Net cash provided by financing activities	7,488	445	8,913	9,111
Cash flows from investing activities
Purchase of property, plant and equipment	(12)	(53)	(64)	(159)
Net cash used in investing activities	(12)	(53)	(64)	(159)
Effect of exchange rate changes on cash and cash equivalents	395	189	(119)	(579)
Net change in cash and cash equivalents	(510)	(6,557)	(14,692)	(13,679)
Cash and cash equivalents – Beginning of period	25,339	39,759	39,521	46,881
Cash and cash equivalents – End of period	24,829	33,202	24,829	33,202
Cash and cash equivalents components:
Cash	6,124	20,964	6,124	20,964
Cash equivalents	18,705	12,238	18,705	12,238
	24,829	33,202	24,829	33,202

The accompanying notes are an integral part of these interim consolidated financial statements.

(6)

Aeterna Zentaris Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
As at September 30, 2013 and for the three-month and nine-month periods ended September 30, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

1	Summary of business, liquidity risk, reporting entity, share consolidation and basis of preparation
Summary of business
Aeterna Zentaris Inc. ("Aeterna Zentaris" or the "Company") is a specialty biopharmaceutical company engaged in developing novel treatments in oncology and endocrinology. The Company's pipeline encompasses compounds from drug discovery to regulatory approval.
Liquidity risk
Over the years, the Company has incurred operating losses having invested significantly in its research and development ("R&D") activities as well as supporting its general and administrative expenses. The Company has financed its operations through different sources, including the issuance of common shares and the conclusion of strategic alliances with licensee partners and other collaborators. The Company expects to continue to incur operating expenses and may require significant capital to fulfill its future obligations in absence of sufficient corresponding revenues. See note 14 – Capital disclosures and note 15(b) – Financial instruments and financial risk management – Liquidity risk.
Reporting entity
The accompanying interim condensed consolidated financial statements as at September 30, 2013 and for the three-month and nine-month periods ended September 30, 2013 and 2012 (the "interim consolidated financial statements"), which are unaudited, include the accounts of Aeterna Zentaris Inc., an entity incorporated under the Canada Business Corporations Act, and its wholly owned subsidiaries (collectively referred to as the "Group"). Aeterna Zentaris Inc. is the ultimate parent company of the Group.
The Company currently has three wholly owned direct and indirect subsidiaries, Aeterna Zentaris GmbH ("AEZS Germany"), based in Frankfurt, Germany, Zentaris IVF GmbH, a direct wholly owned subsidiary of AEZS Germany based in Frankfurt, Germany, and Aeterna Zentaris, Inc., based in Basking Ridge, New Jersey, in the United States.
The address of the Company is 1405 du Parc-Technologique Blvd., Québec, Canada, G1P 4P5.
The Company's common shares are listed on both the Toronto Stock Exchange and the NASDAQ Capital Market (the "NASDAQ").
Share consolidation (reverse stock split)
On October 2, 2012, the Company effected a consolidation of its issued and outstanding common shares on a 6-to-1 basis (the "Share Consolidation"). The Share Consolidation affected all shareholders, optionholders and warrantholders uniformly and thus did not materially affect any securityholder's percentage of ownership interest. All references in these interim consolidated financial statements to common shares, options and share purchase warrants have been retroactively adjusted to reflect the Share Consolidation.
Basis of preparation
These interim consolidated financial statements for the three-month and nine-month periods ended September 30, 2013 and 2012 have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements as at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010, which have been prepared in accordance with IFRS, as issued by the IASB.
The accounting policies adopted in these interim consolidated financial statements are consistent with those of the previous financial year.

(7)

Aeterna Zentaris Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
As at September 30, 2013 and for the three-month and nine-month periods ended September 30, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

These interim consolidated financial statements were approved by the Company's Board of Directors on November 5, 2013.
The accompanying interim consolidated financial statements were prepared on a going concern basis, under the historical cost convention, except for the warrant liability, which is measured at fair value through profit or loss ("FVTPL").
The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates and the exercise of management's judgment in applying the Company's accounting policies. Areas involving a high degree of judgment or complexity and areas where assumptions and estimates are significant to the Company's consolidated financial statements are discussed in note 2 – Critical accounting estimates and judgments.

2	Critical accounting estimates and judgments
The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about and to apply assumptions or subjective judgment to future events and other matters that affect the reported amounts of the Company's assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company's consolidated financial statements are prepared. Management reviews, on a regular basis, the Company's accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS.
Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.
In preparing these Interim Consolidated Financial Statements, the significant judgments made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company's annual consolidated financial statements as at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010, except as disclosed in note 10 – Development, commercialization and licensing initiatives.

3	Recent accounting pronouncements
Adopted in 2013
The Company applied for the first time in 2013 certain standards under IFRS and amendments which do not impact the annual or interim consolidated financial statements of the Company.
In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements ("IFRS 10"), which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. IFRS 10 also provides additional guidance to assist in the determination of control where this is difficult to assess.
In May 2011, the IASB issued IFRS 11, Joint Arrangements ("IFRS 11"), which enhances accounting for joint arrangements, particularly by focusing on the rights and obligations of the arrangement, rather than the arrangement's legal form. IFRS 11 also addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities and prohibits proportionate consolidation.
In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities ("IFRS 12"), which is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles.
In May 2011, the IASB issued IFRS 13, Fair Value Measurement ("IFRS 13"), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 does

(8)

Aeterna Zentaris Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
As at September 30, 2013 and for the three-month and nine-month periods ended September 30, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

not determine when an asset, a liability or an entity's own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions).
In June 2011, the IASB issued an amended version of IAS 19, Employee Benefits ("IAS 19"), including the elimination of the option to defer the recognition of actuarial gains and losses (known as the "corridor method"), the streamlining of the presentation of changes in assets and liabilities arising from defined benefit plans and the enhancement of the disclosure requirements for defined benefit plans, including additional information about the characteristics of defined benefit plans and the risks to which entities are exposed through participation in those plans.
In December 2011, the IASB issued an amended version of IFRS 7, Financial Instruments: Disclosure ("IFRS 7"), including the requirement to disclose information that enables users of an entity's financial statements to evaluate the effect, or potential effect, of offsetting financial assets and financial liabilities, to the entity's financial position.
Not yet adopted
In November 2009 and October 2010, the IASB issued IFRS 9, Financial Instruments ("IFRS 9"), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard. Under the new standard, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity's own credit risk in the other comprehensive income or loss section of the entity's statement of comprehensive loss, rather than within profit or loss in case where the fair value option is taken for financial liabilities. Additionally, IFRS 7 was amended to include revised guidance related to the derecognition of financial instruments. IFRS 9 and the aforementioned amendment to IFRS 7 apply to financial statements for annual periods beginning on or after January 1, 2015, with early adoption permitted.

4	Cash and cash equivalents

	As at September 30,	As at December 31,
	2013	2012
	$	$
Cash on hand and balances with banks	6,124	15,441
Short-term interest-bearing deposits	18,705	24,080
	24,829	39,521

5	Trade and other receivables

	As at September 30,	As at December 31,
	2013	2012
	$	$
Trade accounts receivable	6,161	7,323
Value added tax	742	428
Other	257	242
	7,160	7,993

(9)

Aeterna Zentaris Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
As at September 30, 2013 and for the three-month and nine-month periods ended September 30, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

6	Inventory

	As at September 30,	As at December 31,
	2013	2012
	$	$
Raw materials	1,083	1,691
Work in progress	1,903	1,931
Finished goods	—	462
	2,986	4,084

7	Payables and accrued liabilities

	As at September 30,	As at December 31,
	2013	2012
	$	$
Trade accounts payable	6,163	6,671
Salaries, employment taxes and benefits	458	707
Accrued R&D costs	608	1,530
Accrued Cetrotide® services and deliveries	185	434
Other accrued liabilities	1,185	1,128
	8,599	10,470

8	Warrant liability
The change in the Company's warrant liability can be summarized as follows:

Nine months ended September 30,
2013
$
Balance – Beginning of period	6,176
Share purchase warrants granted during the period (note 9)	2,670
Change in fair value of share purchase warrants	(3,447)
5,399
Less: current portion	—
Balance – End of period	5,399

(10)

Aeterna Zentaris Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
As at September 30, 2013 and for the three-month and nine-month periods ended September 30, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

A summary of the activity related to the Company's share purchase warrants is provided below.

	Nine months ended September 30,		Year ended December 31,
	2013		2012
	Number	Weighted average exercise price	Number	Weighted average exercise price
Balance – Beginning of period	4,407,410	5.14	1,511,179	8.62
Granted	2,600,000	1.85	2,970,000	3.45
Exercised	—	—	(52,383)	8.24
Expired	—	—	(21,386)	9.00
Balance – End of period	7,007,410	3.92	4,407,410	5.14

The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of warrants outstanding as at September 30, 2013.

		October 2009 Investor Warrants	April 2010 Investor Warrants	June 2010 Investor Warrants	June 2010 Compensation Warrants	October 2012 Investor Warrants	July 2013 Investor Warrants
Number of equivalent shares		122,221	740,737	530,424	44,028	2,970,000	2,600,000
Market-value per share price		1.51	1.51	1.51	1.51	1.51	1.51
Exercise price		7.50	9.00	8.24	10.29	3.45	1.85
Risk-free annual interest rate	(a)	0.11%	0.35%	0.27%	0.26%	1.03%	1.32%
Expected volatility	(b)	77.45%	104.22%	111.48%	112.08%	91.37%	102.98%
Expected life (years)	(c)	1.06	2.06	1.73	1.71	4.05	4.83
Expected dividend yield	(d)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
_________________________

(a)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.

(b)	Based on the historical volatility of the Company's stock price over the most recent period consistent with the expected life of the warrants, as well as on future expectations.

(c)	Based upon time to expiry from the reporting period date.

(d)	The Company has neither paid dividends in the past nor does it intend to pay dividends in the foreseeable future.
The Black-Scholes valuation methodology uses "Level 2" inputs in calculating fair value, as defined in IFRS 13 and as discussed in note 15 – Financial instruments and financial risk management.

9	Share capital
The Company has an unlimited number of authorized common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.
Share consolidation
On October 2, 2012, the Company effected a share consolidation of its issued and outstanding common shares on a 6-to-1 basis. Therefore, the 112,375,726 common shares issued and outstanding immediately prior to the Share Consolidation were consolidated into 18,729,288 common shares. The Company's outstanding stock options and share purchase warrants were adjusted on the same basis with proportionate adjustments being made to each stock option and share purchase warrant exercise price.

(11)

Aeterna Zentaris Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
As at September 30, 2013 and for the three-month and nine-month periods ended September 30, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

All shares, options and share purchase warrants as well as per share, option and share purchase warrant information has been retroactively adjusted to reflect and give effect to the Share Consolidation as if it occurred at the beginning of the period presented.
Common shares issued in connection with "At-the-Market" ("ATM") drawdowns - May 2013 ATM Program
On May 22, 2013, the Company entered into an ATM sales agreement (the "May 2013 ATM Program"), under which the Company is able, at its discretion and from time to time, to sell up to 2,500,000 of its common shares through ATM issuances on the NASDAQ for aggregate gross proceeds not to exceed $4,600,000. The May 2013 ATM Program provides that common shares are to be sold at market prices prevailing at the time of sale and, as a result, prices may vary.
Between May 22, 2013 and September 30, 2013, the Company issued a total of 994,535 common shares under the May 2013 ATM Program for aggregate gross proceeds of $1,917,261, less cash transaction costs of $58,000 and previously deferred transaction costs of $80,000.
Registered direct offering
On July 30, 2013, the Company completed a registered direct offering (the "Offering") of 5,200,000 units, at a purchase price of $1.50 per unit, with each unit consisting of one common share and 0.5 of a warrant to purchase a common share. The related warrants (the "July 2013 Warrants") represent the right to acquire an aggregate of 2,600,000 common shares, as discussed below.
Total cash proceeds raised through the Offering amounted to $7,800,000, less cash transaction costs of approximately $747,000 and previously deferred transaction costs of $21,000. The securities were offered by the Company pursuant to a shelf prospectus dated June 8, 2012 and a prospectus supplement dated July 25, 2013.
The Company granted the July 2013 Warrants to the investors who participated in the Offering at an exercise price of $1.85 per share. The July 2013 Warrants are exercisable at any time after January 30, 2014, will expire five years from their date of issuance and, upon complete exercise, would result in the issuance of an aggregate of 2,600,000 common shares that would generate additional proceeds of $4,810,000.
The Company estimated the fair value attributable to the 2,600,000 July 2013 Warrants as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 1.37%, an expected volatility of 105,03%, an expected life of 5 years and a dividend yield of 0.0%. As a result, the fair value of the share purchase warrants was estimated at $2,670,000.
As such, the total gross proceeds of the Offering were allocated as follows: $2,670,000 was allocated to Warrant liability and the balance of $5,130,000, representing $0.9865 per common share, was allocated to Share capital. Transaction costs were allocated to the liability and equity units 'components in proportion to the allocation of proceeds. As such, an amount of $253,000 was allocated to the share purchase warrants and immediately recognized in general and administrative expenses in the statement of comprehensive income (loss) and an amount of $515,000 was allocated to the common shares and deducted from Share capital.

(12)

Aeterna Zentaris Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
As at September 30, 2013 and for the three-month and nine-month periods ended September 30, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Stock options
The following table summarizes the activity under the Company's stock option plan. See also note 17 – Compensation of key management.

	Nine months ended				Year ended
	September 30, 2013				December 31, 2012
	Canadian Dollar Options		US Dollar Options		Canadian Dollar Options		US Dollar Options
	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price	Number	Weighted average exercise price (CAN$)	Number		Weighted average exercise price
Balance – Beginning of period	727,875	12.71	1,328,492	4.27	1,031,328	14.99	287,950		11.59
Granted	—	—	330,000	1.97	—	—	1,060,445	*	2.40
Exercised	—	—		—	(25,582)	8.51	—		—
Forfeited	(4,100)	6.53	(31,999)	5.96	(57,437)	15.07	(19,903)		10.44
Expired	(1,083)	30.32	—	—	(220,434)	23.22	—		—
Balance – End of period	722,692	12.72	1,626,493	3.77	727,875	12.71	1,328,492		4.27
_________________________
* During the year ended December 31, 2012, under the Company's stock option plan and in addition to the stock options granted to employees, the Company granted 125,000 stock options to a financial advisor and 66,666 stock options to an investor relations advisor. The 125,000 stock options will vest upon the closing of a pre-defined strategic alliance transaction and will expire ten years after the grant date. Of the 66,666 stock options, 33,333 vested upon signature of the underlying service agreement and the remainder vested 90 days later. These 66,666 stock options will expire five years after the grant date.

10	Development, commercialization and licensing initiatives
Licensing revenues
On March 8, 2011, the Company had entered into an agreement with Yakult Honsha Co., Ltd. ("Yakult") for the development, manufacture and commercialization of perifosine in all human uses, excluding leishmaniasis, in Japan. Under the terms of this agreement, Yakult had made an initial, non-refundable gross upfront payment to the Company of €6,000,000 (approximately $8,412,000). The Company applied the provisions of IAS 18, Revenue ("IAS 18"), and recognized deferred revenue which was being amortized on a straight-line basis through the estimated end of the estimated life cycle of perifosine in colorectal cancer ("CRC") and multiple myeloma ("MM"), which was assumed to be until the estimated expiry date of the applicable valid patent considering a five-year extension, or until July 2018.
On April 1, 2012, following disclosure of the results of the Phase 3 study of perifosine in CRC, the Company discontinued the perifosine program in that indication. Furthermore, in March 2013, following an analysis of interim results of the Phase 3 study of perifosine in MM, the Company also discontinued the development of perifosine in the MM indication.
Based on these events, the Company determined it no longer had contractual obligations under the agreement with Yakult to continue with the development of perifosine and accordingly recognized the remaining amount of deferred revenue of $5,860,000 related to the above licensing agreement within License fees and Other in the consolidated statement of comprehensive income (loss) for the three-month period ended March 31, 2013.
Cetrotide® transaction revenues
On April 3, 2013 (the "Effective Date"), the Group entered into a transfer and service agreement ("TSA") and concurrent agreements with various partners and licensees with respect to the manufacturing rights for Cetrotide®, currently marketed for therapeutic use as part of in vitro fertilization programs. The principal effect of these agreements is to effect

(13)

Aeterna Zentaris Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
As at September 30, 2013 and for the three-month and nine-month periods ended September 30, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

the transfer of, on October 1, 2013 (the "Closing Date") and subject to the satisfaction of customary closing conditions, manufacturing rights for Cetrotide® and to grant a license to a subsidiary of Merck KGaA of Darmstadt, Germany ("Merck Serono"), for the manufacture, testing, assembling, packaging, storage and release of Cetrotide® in all territories. The TSA also provides that the Company will provide certain transition services to Merck Serono over a period of 36 months from the Effective Date, to assist Merck Serono in assuming overall responsibility for the manufacturing of Cetrotide® and related activities (collectively, the "Cetrotide® Business"). Under the TSA, during the period commencing on the Effective Date and ending on the Closing Date (the "Interim Period"), the Company is obligated to continue to conduct the Cetrotide® Business in the ordinary course in a manner consistent with past practices, subject to certain conditions.
The TSA provides that the Company is entitled to receive, on the Closing Date, a non-refundable one-time payment of €2,500,000 (approximately $3,300,000) (the "Upfront Payment") in consideration for the transfer of the manufacturing rights referred to above, as well as other payments in exchange for the transfer, also on the Closing Date, of certain assets and equipment used solely for the manufacture of Cetrotide®. The Company is contracted to provide transition services in exchange for a monthly service fee, which is payable by Merck Serono.
The Company has applied the provisions of IAS 18 and determined that the Upfront Payment should be recognized in full on the Closing Date, on the basis that substantially all of the risks and rewards associated with the Cetrotide® Business are effectively transferred to Merck Serono on the Closing Date. The Company does not have a continuing managerial involvement in Cetrotide® Business.
Transition services revenues will be recognized within "other revenues" by the Company as the services are provided and the revenue is earned over the corresponding 36-month term of the transition services contract.
Impact of the TSA on previously deferred revenues
In 2008, the Company had monetized its royalty stream related to Cetrotide® via a transaction with HealthCare Royalty Partners L.P. (formerly Cowen Healthcare Royalty Partners L.P.) ("HC Royalty"), which resulted, among other things, in the payment by HC Royalty to the Company of $52,500,000, less certain transaction costs, in exchange for the Company's rights to royalties on future net sales of Cetrotide® generated by Merck Serono.
The Company had initially recorded the proceeds received from HC Royalty as deferred revenue due to the Company's significant continuing involvement with the Cetrotide® Business. Since then, the Company has amortized the deferred revenue into income (as "royalty revenues") over the life of the underlying license agreement, based on the "units-of-revenue" method. Under that method, periodic royalty revenues were calculated by multiplying the ratio of the unamortized deferred revenue amount to the total estimated remaining royalties that Merck Serono expected to pay to HC Royalty over the term of the underlying arrangement by the royalty payments due to HC Royalty for the period.
Management has determined that, as of the Closing Date, there is no basis to continue amortizing the deferred revenue associated with the HC Royalty, primarily due to the fact that the Company no longer has significant continuing involvement in the Cetrotide® Business. Under the TSA, substantially all of the risks and rewards associated with the Cetrotide® Business have been transferred to Merck Serono.
The Company's obligation during the Interim Period has been to continue to operate the Cetrotide® Business in the ordinary course in a manner consistent with past practices, and the risks and rewards associated with the Cetrotide® Business remained with the Company until the Closing Date. As such, commencing on the Effective Date, the Company accelerated the amortization of the remaining deferred revenue of approximately $31,875,000 throughout the Interim Period, by continuing to apply the units-of-revenue method, which is consistent with past practice. The remaining deferred revenues was fully amortized through September 30, 2013 and was recorded as royalty revenues in the Company's consolidated statement of comprehensive income (loss).
Financial statement presentation of Cetrotide® Business subsequent to the Closing Date
Upon the transfer of substantially all of the risks and rewards associated with the Cetrotide® Business, which has a closing date of October 1, 2013, the Cetrotide® Business will be classified as a discontinued operation, on the basis that it represents a separate major line of business for the Company. Commencing in the fourth quarter of 2013, the Company

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Aeterna Zentaris Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
As at September 30, 2013 and for the three-month and nine-month periods ended September 30, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

will retroactively present in the statement of comprehensive income (loss) a single amount comprising the post-tax profit or loss of the Cetrotide® Business and any post-tax gain or loss recognized on disposal of this discontinued operation. Prior period revenues and expenses will be restated to conform to the new presentation. In addition, the net cash flows attributable to the operating and investing activities of the Cetrotide® Business will also be presented separately in the financial statements.
Sales and royalties, cost of sales and selling expenses for the Cetrotide® Business for the nine-month period ended September 30, 2013, were $60,790,000, $26,980,000 and $3,060,000 respectively, as compared to $21,539,000, $18,728,000 and $1,880,000 for the same period in 2012. The Company determined that the assets and liabilities associated with this disposal group did not meet the criteria for held for sale at September 30, 2013 as the Company continued to use these assets for purposes of contract fulfilment through to October 1, 2013, and therefore were not available for immediate sale in their present condition.
The carrying value of assets related to the Cetrotide® Business as at September 30, 2013 is composed mainly of trade accounts receivable for an amount of $6,085,000, inventory for an amount of $2,986,000, and fixed assets for an amount of $108,000.
Furthermore, subsequent to the closing date of October 1, 2013, the Company will continue to be obligated to make certain payments under various non-cancellable contracts related to the Cetrotide® Business, for which there is no economic benefits to the Company. The Company estimates the present value of those future payments to be approximately $1,600,000 which will be recognized in as part of the disposal group as onerous contracts.
Co-development and revenue sharing agreement
On April 10, 2013, the Company entered into a co-development and revenue-sharing agreement ("CDRSA") with Ergomed Clinical Research Limited ("Ergomed"), pursuant to which Ergomed has agreed to assist the Company in the clinical development program for zoptarelin doxorubicin (the "Product") for the purpose of maximizing the commercialization potential of the Product with the ultimate aim of selling or licensing the Product. Concurrently with the execution of the CDRSA, the Company entered into a master services agreement ("MSA") with Ergomed for a clinical Phase 3 trial of the Product in endometrial cancer, pursuant to which Ergomed will provide clinical development services with respect to the co-development initiative referred to above.
Under the CDRSA, Ergomed will not charge the Company for 30% of the total costs up to a maximum of $10,000,000. While Ergomed will not directly contribute any cash proceeds towards the completion of the activities contemplated by the CDRSA, Ergomed, as primary supplier of a substantial portion of the Product-related clinical and regulatory activities, will contribute to the overall funding of the initiative via the application of a 30% discount from the costs sets forth in the MSA until the cumulative total of such reductions reaches a maximum of $10,000,000. Ergomed will be entitled to receive an agreed upon single-digit percentage of any net income received by us for zoptarelin doxorubicin in endometrial cancer indication, up to a specified maximum amount.
The Company recognizes the costs associated with the CDRSA and MSA, on a discounted basis and as services are rendered by Ergomed, as R&D costs in the consolidated statement of comprehensive income (loss).

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Aeterna Zentaris Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
As at September 30, 2013 and for the three-month and nine-month periods ended September 30, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

11	Employee benefits expenses
The Company's employee benefits expenses include the following:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
	$	$	$	$
Salaries, employment taxes and short-term benefits	2,479	2,578	7,638	8,403
Termination benefits (note 17)	—	—	1,438	—
Employee future benefits	198	180	592	587
Share-based compensation costs	402	301	2,180	1,095
Total employee benefits expenses	3,079	3,059	11,848	10,085
12    Finance income and finance costs
Components of the Company's finance income and finance costs can be summarized as follows:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
	$	$	$	$
Finance income
Change in fair value of warrant liability	1,349	—	3,447	6,112
Net gains due to changes in foreign currency exchange rates	—	—	—	318
Interest income	35	34	120	173
	1,384	34	3,567	6,603
Finance costs
Change in fair value of warrant liability	—	(624)	—	—
Net losses due to changes in foreign currency exchange rates	(535)	(284)	(707)	—
	(535)	(908)	(707)	—
	849	(874)	2,860	6,603

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Aeterna Zentaris Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
As at September 30, 2013 and for the three-month and nine-month periods ended September 30, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

13	Supplemental disclosure of cash flow information

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
	$	$	$	$
Changes in operating assets and liabilities
Trade and other receivables	1,338	61	1,019	3,609
Inventory	719	655	1,160	(808)
Prepaid expenses and other current assets	(1,325)	(1,203)	(4,827)	(3,688)
Other non-current assets	(22)	(158)	(159)	(348)
Payables and accrued liabilities	(3,341)	(1,560)	(2,063)	(2,822)
Provision and other non-current liabilities	—	—	18	—
Income taxes	—	5	—	(254)
	(2,631)	(2,200)	(4,852)	(4,311)
During the nine-month period ended September 30, 2012, the Company paid approximately $259,000 in income taxes in the form of foreign jurisdiction withholding tax on payments received pursuant to the licensing agreement with Yakult.

14	Capital disclosures
The Company's objective in managing capital, primarily composed of cash and cash equivalents and shareholders' equity (deficiency), is to ensure sufficient liquidity to fund R&D activities, general and administrative expenses, working capital and capital expenditures.
In the past, the Company has had access to liquidity by non-dilutive sources, including investment tax credits and grants, interest income, licensing and related services and royalties. More recently, the Company has increasingly raised capital via public equity offerings and drawdowns under various ATM sales programs, as discussed in note 9 – Share capital.
As at September 30, 2013, the Company's working capital amounted to $27,665,000, including cash and cash equivalents of $24,829,000. The accumulated deficit at the same date was $198,028,000. Based on the Company's assessment, which took into account current cash levels, as well as its strategic plan and corresponding budgets and forecasts, the Company believes that it has sufficient liquidity and financial resources to fund planned expenditures and other working capital needs for at least, but not limited to, the 12-month period following the statement of financial position date of September 30, 2013. See note 15(b) – Financial instruments and financial risk management – Liquidity risk.
The capital management objective of the Company remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company's product portfolio.
The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

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Aeterna Zentaris Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
As at September 30, 2013 and for the three-month and nine-month periods ended September 30, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

15	Financial instruments and financial risk management
Financial assets (liabilities) as at September 30, 2013 and December 31, 2012 are presented below.

September 30, 2013	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$
Cash and cash equivalents (note 4)	24,829	—	—	24,829
Trade and other receivables (note 5)	6,376	—	—	6,376
Restricted cash	848	—	—	848
Payables and accrued liabilities (note 7)	—	—	(8,378)	(8,378)
Warrant liability (note 8)	—	(5,399)	—	(5,399)
Other non-current liabilities	—	—	(137)	(137)
	32,053	(5,399)	(8,515)	18,139

December 31, 2012	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$
Cash and cash equivalents (note 4)	39,521	—	—	39,521
Trade and other receivables (note 5)	7,993	—	—	7,993
Restricted cash	826	—	—	826
Payables and accrued liabilities (note 7)	—	—	(10,376)	(10,376)
Warrant liability (note 8)	—	(6,176)	—	(6,176)
Other non-current liabilities	—	—	(149)	(149)
	48,340	(6,176)	(10,525)	31,639

Fair value
The Black-Scholes valuation methodology uses "Level 2" inputs in calculating fair value, as defined in IFRS 13, which establishes a hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The input levels discussed in IFRS 13 are:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Inputs other than quoted prices included within Level 1 that are observable for an asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

Level 3 –	Inputs for an asset or liability that are not based on observable market data (unobservable inputs).
The carrying values of the Company's cash and cash equivalents, trade and other receivables, restricted cash, payables and accrued liabilities and other non-current liabilities approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market.

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Aeterna Zentaris Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
As at September 30, 2013 and for the three-month and nine-month periods ended September 30, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Financial risk factors
The following provides disclosures relating to the nature and extent of the Company's exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk and currency risk), and how the Company manages those risks.

(a)	Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses. The Company's exposure to credit risk currently relates to cash and cash equivalents (note 4), trade and other receivables (note 5) and restricted cash. The Company invests its available cash in amounts that are readily convertible to known amounts of cash and deposits its cash balances with financial institutions that are rated the equivalent of "Baa1" and above. This information is supplied by independent rating agencies where available and, if not available, the Company uses publicly available financial information to ensure it invests its cash in creditworthy and reputable financial institutions.
As at September 30, 2013, trade accounts receivable for an amount of approximately $6,085,000 were with one customer.
As at September 30, 2013, no trade accounts receivable were past due or impaired.
Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all of its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible.
The maximum exposure to credit risk approximates the amount recognized on the statement of financial position.

(b)	Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in note 14, the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions out of the ordinary course of business. The Company has adopted an investment policy in respect of the safety and preservation of its capital to ensure the Company's liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.
Management believes that the Company has sufficient funds to pay its ongoing general and administrative expenses, to pursue its R&D activities and to meet its liabilities, obligations and existing commitments as they fall due for the ensuing twelve months. In assessing whether the going concern assumption is appropriate, managements takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company expects to continue to incur operating expenses and may require significant capital to fulfill its future obligations in absence of sufficient corresponding revenues. See note 14 – Capital disclosures. The Company's ability to continue future operations beyond September 30, 2014 and to fund its activities is dependent on its ability to secure additional financings, which may be completed in a number of ways, including but not limited to licensing deals, partnerships and the issuances of securities. Management will pursue such additional sources of financing when required, and while management has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available or on terms which are acceptable to the Company.

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Aeterna Zentaris Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
As at September 30, 2013 and for the three-month and nine-month periods ended September 30, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(c)	Market risk
Share price risk
The change in fair value of the Company's warrant liability, which is measured at FVTPL, results from the periodic "mark-to-market" revaluation, via the application of the Black-Scholes option pricing model, of currently outstanding share purchase warrants. The Black-Scholes valuation is impacted, among other inputs, by the market price of the Company's common shares. As a result, the change in fair value of the warrant liability, which is reported as finance income (costs) in the accompanying consolidated statements of comprehensive income (loss), has been and may continue in future periods to be materially affected most notably by changes in the Company's common share closing price, which on the NASDAQ, has ranged from $1.37 to $3.23 during the nine-month period ended September 30, 2013.
If variations in the market price of our common shares of -10% and +10% were to occur, the impact on the Company's net (loss) income for warrant liability held at September 30, 2013 would be as follows:

	Carrying amount	-10%	+10%
	$	$	$
Warrant liability	5,399	657	(773)
Total impact on net income – increase / (decrease)		657	(773)
Foreign currency risk
Since the Company operates internationally, it is exposed to currency risks as a result of potential exchange rate fluctuations related to non-intragroup transactions. In particular, fluctuations in the US and CA dollar exchange rates against the EUR could have a potentially significant impact on the Company's results of operations.
If foreign exchange rate variations of -5% (depreciation of the EUR) and +5% (appreciation of the EUR) against the US$ and the CA$, from period-end rates of EUR1 = US$1.3511 and of EUR1 = CA$1.3920 were to occur, the impact on the Company's net income (loss) for each category of financial instruments held at September 30, 2013 would be as follows:

	Carrying amount	Balances denominated in US$
		-5%	+5%
	$	$	$
Cash and cash equivalents	16,535	827	(827)
Warrant liability	5,399	(270)	270
Total impact on net income – increase / (decrease)		557	(557)

	Carrying amount	Balances denominated in CA$
		-5%	+5%
	$	$	$
Cash and cash equivalents	6,510	325	(325)
Total impact on net income – increase / (decrease)		325	(325)

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Aeterna Zentaris Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
As at September 30, 2013 and for the three-month and nine-month periods ended September 30, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

16    Net income (loss) per share
The following table sets forth pertinent data relating to the computation of basic and diluted net income (loss) per share attributable to common shareholders.

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
	$	$	$	$
Net income (loss)	3,842	(6,554)	15,058	(13,465)
Basic weighted average number of shares outstanding	29,627,222	18,703,023	26,848,668	18,295,555
Dilutive effect of stock options	—	—	—	44,127
Dilutive effect of share purchase warrants	—	—	—	—
Diluted weighted average number of shares outstanding	29,627,222	18,703,023	26,848,668	18,339,682
Items excluded from the calculation of diluted net income (loss) per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect

Stock options	2,349,185	1,319,405	2,209,703	1,085,197
Warrants (number of equivalent shares)	7,007,410	1,458,796	5,084,553	1,458,796
For the nine-month period ended September 30, 2012, the diluted net income (loss) per share was the same as the basic net (loss) income per share, since the effect of the assumed exercise of stock options and warrants to purchase common shares was anti-dilutive. Accordingly, the diluted net income (loss) per share for this period was calculated using the basic weighted average number of shares outstanding.
The weighted average number of shares is influenced most notably by share issuances made in connection with financing activities, such as registered direct offerings and ATM drawdowns.

17	Compensation of key management
Compensation awarded to key management* included:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
	$	$	$	$
Salaries and short-term employee benefits	548	602	1,616	1,773
Termination benefits	—	—	1,438	—
Post-employment benefits	13	20	44	76
Share-based compensation cost	285	220	1,578	717
	846	842	4,676	2,566
_________________________
* Key management includes the Company's directors and members of the executive management team.
The employment agreements between the Company and its executive officers generally provide that, if the Company were to terminate their employment without cause, they would be entitled to termination benefits of between 12 and 36 months of their then applicable base salary, an amount equivalent to between 100% and 200% of their annual bonus

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Aeterna Zentaris Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
As at September 30, 2013 and for the three-month and nine-month periods ended September 30, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

received for the most recently completed year and an amount equivalent to between 12 and 18 months of the cost of the other benefits to which they are entitled.
Appointment of New President and CEO
On April 15, 2013, the Company appointed a new President and Chief Executive Officer ("CEO"). The new President and CEO was also appointed to the Company's Board of Directors. In accordance with his employment agreement, the new President and CEO was initially granted 300,000 stock options at an exercise price of $1.98 per share under the Company's stock option plan.
Also per the employment agreement, as a retention bonus, the Company's new President and CEO was granted 375,000 share appreciation rights ("SARs"), pursuant to which he will be entitled to receive a future cash payment if he remains employed through a certain date. The retention bonus will be based on the increase in the Company's share price from $1.98 over a specified period of time. 175,000 SARs will vest on December 31, 2014 and 200,000 SARs will vest on December 31, 2015.
Following the termination of his employment, the former President and CEO received termination benefits in an amount of approximately $1,438,000. In addition, the former President and CEO was permitted to retain all of his stock options, which under IFRS 2, Share-based Payment, represents a modification to the terms of the existing stock options granted in a share-based payment transaction, allowing such stock options to expire at the original expiry date, based on the original date of grant. As a result of this modification, an amount of $682,000, which corresponds to the compensation cost related to unvested stock options not yet recognized immediately before the modification and to the incremental fair value of the stock options measured by comparing the stock options immediately before and immediately after the modification date, was recognized as selling, general and administrative expenses in the second quarter.

18	Segment information
The Company operates in a single operating segment, namely the biopharmaceutical segment.
19    Contingency
In the normal course of operations, the Company may become involved in various claims and legal proceedings related to, for example, contract terminations and employee-related and other matters. No contingent liabilities have been accrued as at the end of the periods presented.
Class Action Lawsuit
On May 29, 2013, the previously disclosed purported class action lawsuit filed against the Company and certain of its officers (the "Defendants") in the United States District Court for the Southern District of New York was entirely dismissed with prejudice and without leave to amend. No payment was made by any of the Defendants to the plaintiff or his counsel in connection with the lawsuit. The plaintiff had 30 days from the docketing of the final judgment to file a notice of appeal, which was not done.

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